Exhibit 99.1

ICON Reports Second Quarter 2015

Highlights

  Gross business wins of $571 million, representing a gross book to bill of 1.47. Net business wins of $486 million, representing a net book to bill of 1.25.
  Quarter 2 net revenue of $389 million, a 3.4% increase year on year and a 4% increase on a constant dollar organic basis.
  Income from operations up 41% year on year to $68.1 million or 17.5% of revenue.
  Earnings per share of 95 cents, up 48% year on year.
  Earnings guidance revised up 8% from a range of $3.60 - $3.70 to a range of $3.90 - $4.00 and revenue revised from a range of $1,600 - $1,650 million to a range of $1,570 - $1,600 million.
  Announces expanded share repurchase programme of up to $400 million.

DUBLIN--(BUSINESS WIRE)--July 28, 2015--ICON plc (NASDAQ:ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the second quarter ended June 30, 2015.

In the second quarter net revenue grew 3.4% year on year to $388.7 million from $376 million in the same quarter last year. This represented 9% constant currency growth and 4% constant dollar organic growth year on year.

Income from operations increased by 41% to $68.1 million or 17.5% of revenue compared to $48.3 million or 12.8% for the same quarter last year.

Net income increased by 44% to $58.6 million or 95 cents per share on a diluted basis, compared with $40.8 million or 64 cents per share for the same quarter last year.

Revenue in the first half of 2015 increased by 7.1 % to $776.9 million from $725.7 million in 2014. This represented 12.4% constant currency growth and 6.7% constant dollar organic growth year on year.

Income from operations in the first half of 2015, increased by 48% to $134.8 million or 17.4% of revenue, compared with $91.3 million or 12.6% of revenue in the previous year.

Net income in the first half of 2015 increased by 49% to $114.5 million, compared with $77 million last year. Year to date earnings increased by 52% from $1.85 per share on a diluted basis compared to $1.22 per diluted share last year.

Guidance for the full year 2015 has been updated with earnings increased from a range of $3.60 - $3.70 to a range of $3.90 - $4.00 and revenue reduced from a range $1,600 - $1,650 million to a range of $1,570 - $1,600 million.

Day’s sales outstanding, comprising accounts receivable and unbilled revenue less payments on account were 45 days at June 30, 2015, compared with 47 days at the end of March 2015.

For the quarter ended June 30, 2015, cash generated from operating activities was $28.1 million and capital expenditure was $13.4 million and $58 million of shares were repurchased. As a result, the company’s net cash amounted to $132 million at June 30, 2015, compared to net cash of $172 million at March 31, 2015.

In addition to the $58 million of shares repurchased year to date, the company’s board has approved a further expansion of the share repurchase programme of up to $400 million which will be funded using committed financing and cash on hand.

CEO, Ciaran Murray commented “In quarter two we achieved a record level of net new business awards of $486 million, a book to bill of 1.25 and grew our backlog by 8% over last year. Our operating margin expanded to 17.5% and EPS was 95c an increase of 48% over last year. We expect this margin performance to continue, and are raising 2015 earnings guidance by 8%, from a range of $3.60 - $3.70 to a range of $3.90 - $4.00. Our backlog conversion is lower than forecast so we expect 2015 revenue to be in the range of $1,570 - $1,600 million compared with our previous range of $1,600 - $1,650 million. With our balance sheet capacity we will continue our recent policy of increasing shareholder value through the use of share buyback programmes and we are expanding our share repurchase programme by up to $400 million”.

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its second quarter conference call today, July 28, 2015 at 9:00 EST [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 81 locations in 37 countries and has approximately 11,300 employees. Further information is available at www.iconplc.com.

ICON/ICLR-F

ICON plc

Consolidated Income Statements (Unaudited)

Three and Six Months ended June 30, 2015 and June 30, 2014

(Dollars, in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
Revenue:
Gross revenue	$524,098	$506,404	$1,027,464	$982,948
Reimbursable expenses	(135,441)	(130,384)	(250,576)	(257,294)

Net revenue	388,657	376,020	776,888	725,654

Costs and expenses:
Direct costs	224,961	227,188	453,039	443,328
Selling, general and administrative expense	81,321	87,622	160,875	166,570
Depreciation and amortization	14,244	12,922	28,169	24,470

Total costs and expenses	320,526	327,732	642,083	634,368

Income from operations	68,131	48,288	134,805	91,286

Net interest expense	(10)	(38)	(13)	53

Income before provision for income taxes	68,121	48,250	134,792	91,339

Provision for income taxes	(9,537)	(7,467)	(20,338)	(14,361)

Net income	$58,584	$40,783	$114,454	$76,978

Net income per Ordinary Share:

Basic	$0.97	$0.66	$1.90	$1.24

Diluted	$0.95	$0.64	$1.85	$1.22

Weighted average number of Ordinary Shares outstanding:

Basic	60,244,982	61,934,923	60,263,021	61,855,783

Diluted	61,801,687	63,343,269	61,849,326	63,290,292

ICON plc Summary Balance Sheet Data June 30, 2015 and March 31, 2015 (Dollars, in thousands)

	June 30,	March 31,
	2015	2015
	(Unaudited)	(Unaudited)

Cash and short-term investments	192,196	191,675
Debt	(60,000)	(20,000)
Net (debt)/cash	132,196	171,675

Accounts receivable	358,008	361,780
Unbilled revenue	173,614	156,595
Payments on account	(268,494)	(253,043)
Total	263,128	265,332

Working Capital	260,485	253,048

Total Assets	1,636,254	1,604,901

Shareholder's Equity	1,022,212	999,269

CONTACT:
ICON Plc
Investor Relations
1-888-381-7923
or
Brendan Brennan
Chief Financial Officer
+ 353 –1-291-2000
or
Simon Holmes
EVP Investor Relations and Corporate Development
+ 353 –1-291-2000